UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-178959

EPICOR SOFTWARE CORPORATION

(Exact name of registrant as specified in its charter)

804 Las Cimas Parkway

Austin, Texas 78746

(512) 328-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Title of each class of securities covered by this Form	Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains
8 5/8% Senior Notes due 2019	None

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Epicor Software Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 12, 2015	By:	/s/ John D. Ireland
		Name:	John D. Ireland
		Title:	Senior Vice President and General Counsel